SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934*

(Amendment No. 2)*

Eldorado Resorts, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

28470R102

(CUSIP Number)

Recreational Enterprises, Inc.

P.O. Box 2540

100 West Liberty Street, Suite 1150

Reno, Nevada, 89501

(775) 328-0102

with a copy to:

Deborah R. Conrad

Milbank, Tweed, Hadley & McCloy LLP

2029 Century Park East, Floor 33

Los Angeles, California 90067

(424) 386-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 3, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 28470R102

1	NAME OF REPORTING PERSON Recreational Enterprises, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,129,867
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,129,867
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,129,867
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.5% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	Calculated based on a total of 76,676,607 shares of common stock (“Common Stock”) of Eldorado Resorts, Inc. (“ERI” or “Issuer”) outstanding as of August 4, 2017, according to information filed by the Issuer on August 14, 2017.

SCHEDULE 13D

CUSIP No. 28470R102

1	NAME OF REPORTING PERSON Donald L. Carano Family Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,129,867
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,129,867
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,129,867
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.5% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Calculated based on a total of 76,676,607 shares of Common Stock outstanding as of August 4, 2017, according to information filed by the Issuer on August 14, 2017.

SCHEDULE 13D

CUSIP No. 28470R102

1	NAME OF REPORTING PERSON Gary L. Carano
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 34,220 (1)
	8	SHARED VOTING POWER 11,346,438 (2)
	9	SOLE DISPOSITIVE POWER 34,220 (1)
	10	SHARED DISPOSITIVE POWER 11,346,438 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,380,658 (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.8% (3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Gary L. Carano also holds 202,478 Restricted Stock Units, which will settle in Common Stock on a one-for-one basis upon vesting.
(2)	11,129,867 shares of ERI’s Common Stock are directly held by REI. Gary L. Carano is a director of, and holds voting and dispositive power over the shares held by, REI.

182,351 shares of ERI’s Common Stock are directly held by the Gary L. Carano S Corporation Trust (the “Trust”). Gary L. Carano is a trustee and a beneficiary of, and shares voting and dispositive power over, the shares held by the Trust.

(3)	Calculated based on a total of 76,676,607 shares of Common Stock outstanding as of August 4, 2017, according to information filed by the Issuer on August 14, 2017.

SCHEDULE 13D

CUSIP No. 28470R102

1	NAME OF REPORTING PERSON Gene R. Carano
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (1)
	8	SHARED VOTING POWER 11,312,218 (2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,312,218 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,312,218 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.8% (3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Gene R. Carano also holds 83,999 Restricted Stock Units, which will settle in Common Stock on a one-for-one basis upon vesting.
(2)	11,129,867 shares of ERI Common Stock are directly held by REI. Gene R. Carano is a director of, and holds voting and dispositive power over the shares held by, REI.

182,351 shares of ERI’s Common Stock are directly held by the Gene R. Carano S Corporation Trust. Gene R. Carano is a trustee and a beneficiary of, and shares voting and dispositive power over, the shares held by the Gene R. Carano S Corporation Trust.

(3)	Calculated based on a total of 76,676,607 shares of Common Stock outstanding as of August 4, 2017, according to information filed by the Issuer on August 14, 2017

Item 1. Security and Issuer

Recreational Enterprises, Inc., a Nevada corporation (“REI”), Donald L. Carano Family Trust (the “Trust”) and Donald L. Carano (together with REI, the Trust, Gary L. Carano and Gene R. Carano, the “Reporting Persons”) initially filed this Schedule 13D on September 19, 2014, as amended by Amendment No. 1 to Schedule 13D filed on September 22, 2016 ( collectively, the “Schedule 13D”). The purpose of this Amendment No. 2 is to amend and supplement the Schedule 13D due to the death of Donald Carano with respect to shares of common stock, par value $0.00001 per share (the “Common Stock”), of Eldorado Resorts, Inc., a Nevada corporation (“ERI” or the “Issuer”). Other information regarding the Reporting Persons and their purchases of the Issuer’s common stock remain true and correct and can be found in the Schedule 13D incorporated herein by this reference.

Item 2. Identity and Background

Item 2 is hereby amended to add the following supplemental information:

The name, business address, present principal occupation or employment and citizenship of each executive officer and director of REI and the name, principal business and address of any corporation or other organization in which such employment is conducted is set forth in Schedule I hereto.

Item 5. Interest in Securities of the Issuer

(a) and (b) As of the date hereof, REI owns beneficially 11,129,867 shares of Common Stock, representing approximately 14.5% of the outstanding Common Stock of the Issuer (based on a total of 76,676,607 shares of Common Stock outstanding as of August 4, 2017, according to information filed by ERI on August 14, 2017).

As of the date hereof, the Trust, which holds a direct ownership interest in REI, had shared voting and dispositive power with respect to all 11,129,867 shares of Common Stock owned beneficially by REI, representing approximately 14.5% of the outstanding Common Stock of the Issuer.

As of the date hereof, Gary L. Carano, in his capacity as a director of REI, has shared voting and dispositive power with respect to all 11,129,867 shares of Common Stock owned beneficially by REI. Gary L. Carano, as a trustee and beneficiary of the Gary L. Carano S Corporation Trust (the “Gary L. Carano Trust”), also has shared voting and dispositive power with respect to 182,351 shares of Common Stock beneficially owned by the Gary L. Carano Trust. Gary L. Carano also has sole voting and dispositive power with respect to 34,220 shares of Common Stock that he beneficially owns and holds 202,478 Restricted Stock Units, which will convert into Common Stock on a one-for-one basis upon vesting. Collectively, the 11,129,867 shares of Common Stock owned beneficially by REI, the 182,351 shares of Common Stock owned beneficially by the Gary L. Carano Trust and 34,220 shares of Common Stock owned beneficially by Gary L. Carano represent approximately 14.8% of the outstanding Common Stock of the Issuer.

As of the date hereof, Gene R. Carano, in his capacity as a director of REI, has shared voting and dispositive power with respect to all 11,129,867 shares of Common Stock owned beneficially by REI. Gene R. Carano, as a trustee and beneficiary of the Gene R. Carano S Corporation Trust (the “Gene R. Carano Trust”), also has shared voting and dispositive power with respect to 182,351 shares of Common Stock beneficially owned by the Gene R. Carano Trust. Gene R. Carano holds 83,999 Restricted Stock Units, which will convert into Common Stock on a one-for-one basis upon vesting. Collectively, the 11,129,867 shares of Common Stock owned beneficially by REI and the 182,351 shares of Common Stock owned beneficially by the Gene R. Carano Trust represent approximately 14.8% of the outstanding Common Stock of the Issuer.

(c) No Reporting Person has effected any transaction in the Common Stock during the past 60 days.

(d) In addition to the Trust, the other shareholders of REI have the right to receive dividends from, or the proceeds from, the sale of the 11,129,867 shares of Common Stock owned directly by REI.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None of the Reporting Persons has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, other than award agreements between Gary L. Carano and Gene R. Carano and the Issuer granting shares of the Issuer’s Common Stock issuable pursuant to the Issuer’s equity incentive plan.

Item 7. Material to be Filed as Exhibits

Exhibit	Description

Exhibit 99.1	Joint Filing Agreement

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: October 13, 2017

Recreational Enterprises, Inc.

By:	/s/ Gary L. Carano
Name: Gary L. Carano
Title: Vice President & Director

Donald L. Carano Family Trust

By:	/s/ Gary L. Carano
Name: Gary L. Carano
Title: Trustee

/s/ Gary L. Carano
Gary L. Carano

/s/ Gene R. Carano
Gene R. Carano

SCHEDULE I

Directors and Executive Officers of Recreational Enterprises, Inc.

The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of Recreational Enterprises, Inc. (“REI”). Each such person is a U.S. citizen, and, unless otherwise noted, the business address of each such person is 100 West Liberty Street, 11th Floor, Reno Nevada 89501.

Name	Present Principal Occupation

Gary L. Carano Director and Vice President	Vice President, REI Chairman of the Board and Chief Executive Officer, Eldorado Resorts, Inc. (“ERI”). The address of ERI is 100 West Liberty Street, Suite 1150, Reno, Nevada 89501.

Gene R. Carano Director, Secretary and Treasurer	Secretary, Treasurer, REI Senior Vice President of Regional Operations, ERI